SURETY FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES INSTOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Balance, December 31, 2014	$	95,307
Net income		800
Balance, December 31, 2015	$	96,107

See accompanying notes